Exhibit (d)(2)

REPURCHASE AGREEMENT

This REPURCHASE AGREEMENT (this “Agreement”) is entered into as of February 20, 2014, by and between Central Pacific Financial Corp., a Hawaii corporation (the “Company”), and Carlyle Financial Services Harbor, L.P., a Delaware limited partnership (“Seller”).

R E C I T A L S:

WHEREAS, the Company intends, but has not made any public announcement of such intention, to conduct a public self-tender offer for up to $68,800,000 (the “Tender Amount”) of the Company’s common shares, without par value (the “Shares”), at a purchase price per share not greater than $21.00 nor less than $18.50, pursuant to the terms and conditions set forth in the related Offer to Purchase, as such terms and conditions may be amended from time to time (the “Tender Offer”);

WHEREAS, as of the date hereof, Seller owns 9,463,095 Shares (the “Seller Owned Shares”); and

WHEREAS, on the terms and subject to the conditions of this Agreement, the Company desires to repurchase up to $28,100,000 of Seller Owned Shares from Seller, as such $28,100,000 may be adjusted downward in accordance with this Agreement, and Seller desires to have repurchased by the Company, such Shares for the consideration set forth below.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company and Seller hereby agree as follows:

ARTICLE I

REPURCHASE OF THE SHARES

1.1                               Repurchase.   At the Closing (as hereinafter defined), upon the terms and subject to the conditions of this Agreement, Seller will sell, transfer, convey, assign and deliver to the Company, and the Company will purchase, acquire and accept from Seller, in each case, in accordance with applicable Law (as hereinafter defined), a number of Seller Owned Shares determined by dividing $28,100,000 by the per share purchase price paid by the Company for each Share pursuant to the Tender Offer (the “Purchase Price”), rounded down to the nearest whole Share (the “Seller Shares”), provided that in the event that the product of (i) the number of Shares purchased in the Tender Offer and (ii) the Purchase Price is less than the Tender Amount, the $28,100,000 shall be proportionately reduced, free and clear of any and all Liens (as hereinafter defined) excluding Permitted Liens (as hereinafter defined).

1.2                               Closing.  The closing of the repurchase of the Seller Shares under this Agreement (the “Closing”) shall take place on the eleventh business day following expiration of the Tender Offer at the offices of Sullivan & Cromwell LLP, 1888 Century

Park East, Suite 2100, Los Angeles, CA 90067.  At the Closing, (i) Seller shall deliver to the Company the certificate(s) representing the Seller Shares being purchased hereunder duly endorsed for transfer or accompanied by an appropriate share transfer instrument duly executed in blank and (ii) the Company shall (a) pay to Seller, by Federal Funds wire transfer to the account specified in writing by Seller, an amount equal to the product of (x) the Purchase Price and (y) the number of Seller Shares, net of any applicable withholding taxes, and (b) to the extent Seller delivers to the Company certificate(s) representing a number of Shares in excess of the Seller Shares, deliver to Seller duly issued new certificate(s) representing a number of Shares equal to the difference between the number of Shares represented by the Company certificate(s) and the Seller Shares sold hereunder.  For the avoidance of doubt, in no event shall the Purchase Price be less than $18.50.

1.3                               Transfer Taxes.  The Company will pay any stock transfer taxes imposed on the repurchase of the Seller Shares (“Transfer Taxes”).

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Seller as follows, each of which shall survive the Closing:

2.1                               Organization.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Hawaii, with [42,108,496] Shares outstanding as of the date hereof.

2.2                               Authorization.  The Company has the full legal right, corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly authorized, executed and delivered by the Company.  This Agreement constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or affecting the enforcement of creditors’ rights and the application of equitable principles relating to the availability of remedies, and subject to 12 U.S.C. §1818(b)(6)(D) (or any successor statute) and similar bank regulatory powers and to the application of principles of public policy.

2.3                               No Violation.  The execution, delivery and performance by the Company of this Agreement do not, and the consummation by the Company of the transactions contemplated hereby will not: (i) violate or conflict with any provision of the Company’s Restated Articles of Incorporation, or Bylaws, as amended (the “Bylaws” and together with the Restated Articles of Incorporation, the “Organizational Documents”); (ii) violate any provision of any statute, law, code, ordinance, treaty, policy, judgment, order, injunction, decree, rule, consent, writ, determination, arbitration award, rule or regulation (collectively, “Laws”) of or by any federal, state, foreign or other governmental or public body, agency or authority, or subdivision thereof, instrumentality, subdivision, court, administrative agency, commission, official or other authority of the United States or any other country or any state, province, prefect, municipality, locality or other government or political subdivision thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (collectively, “Governmental or Regulatory Entity”), applicable to the Company or any of its properties or assets; or (iii) violate, conflict with, result in a breach of or the loss of any benefit under, constitute (with due notice or lapse of time or both) a default under, result in the termination of or a right of termination or cancellation under, result in the creation of a Lien upon the assets of the Company under, or accelerate the performance required by or rights or obligations under, any of the terms, conditions or provisions of any contract, note, bond, lease, loan agreement, mortgage, security agreement, indenture, deed or trust, license, agreement or instrument to which the Company or any of its affiliates is a party or by which it or any of its affiliates is bound or to which any of its or its affiliates’ properties, assets or business is subject, except with respect to clauses (ii) and (iii) for such violations, conflicts or breaches that, individually or in the aggregate, would not reasonably be expected to materially impair the ability of the Company to consummate the transactions contemplated hereby.

2.4                               Approvals or Consents.  No consents, authorizations, waivers, filings, registrations or approvals are required in connection with the execution and delivery of this Agreement by the Company, the consummation of the transactions contemplated hereby or the performance by the Company of its obligations hereunder, except for those that have been obtained.

2.5                               No Other Representations or Warranties.  Except for the representations and warranties contained in this Agreement, neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its subsidiaries or with respect to any other information provided by or on behalf of the Company.

2.6                               No Brokers or Finders.  The Company has not retained, employed or used any broker or finder, other than Sandler O’Neill & Partners, L.P., that is entitled to any fee or commission from the Company or any of its subsidiaries in connection with the transactions provided for herein or in connection with the negotiation thereof.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents to the Company as follows, each of which shall survive the Closing:

3.1                               Organization.  Seller is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware.

3.2                               Ownership of Seller Owned Shares.  Seller is the sole record owner of the Seller Owned Shares.  There are no (i) securities convertible into or exchangeable for any of the Seller Owned Shares; (ii) options, warrants or other rights to purchase or subscribe for any of the Seller Owned Shares; or (iii) contracts, commitments, agreements, understandings or arrangements of any kind (contingent or otherwise) relating to the issuance, sale or transfer of any of the Seller Owned Shares, other than the Investment Agreement, dated November 4, 2010, between the Company and Seller, as amended through the date hereof (the “Investment Agreement”) and the Tax Benefits Preservation Plan, dated as of November 23, 2010, between the Company and Wells Fargo Bank, National Association, as amended through the date hereof (the “Plan”).

3.3                               Title.  Seller has, and the Company will receive, good and marketable title to the Seller Shares, free and clear of any and all liens, security interests, mortgages, rights of first refusal, agreements, limitation on voting rights, restrictions, levies, claims, pledges, equities, options, contracts, assessments, conditional sale agreements, charges and other encumbrances or interests of any nature whatsoever, including, without limitation, voting trusts or agreements or proxies (collectively, “Liens”) excluding any Liens created by the Company, the Organizational Documents, the Investment Agreement and the Plan or applicable securities Laws (“Permitted Liens”).

3.4                               Authorization.  Seller has the full legal right and limited partnership power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly authorized, executed and delivered by Seller.  This Agreement constitutes a legal, valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or affecting the enforcement of creditors’ rights and the application of equitable principles relating to the availability of remedies, and subject to 12 U.S.C. §1818(b)(6)(D) (or any successor statute) and similar bank regulatory powers and to the application of principles of public policy.

3.5                               No Violation.  The execution, delivery and performance by Seller of this Agreement does not, and the consummation by Seller of the transactions contemplated hereby will not, (i) violate or conflict with any provision of Seller’s organizational documents; (ii) violate any provision of any Laws of or by any Governmental or Regulatory Entity applicable to Seller or any of its properties or assets; or (iii) violate, conflict with, result in a breach of or the loss of any benefit under, constitute (with due notice or lapse of time or both) a default under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by or rights or obligations under, any of the terms, conditions or provisions of any contract, note, bond, lease, loan agreement, mortgage, security agreement, indenture, deed or trust, license, agreement or instrument to which Seller or any of its affiliates is a party or by which it or any of its affiliates is bound or to which any of its or its affiliates’ properties, assets or business is subject, except with respect to clauses (ii) and (iii) for such violations, conflicts or breaches that, individually or in the aggregate, would not reasonably be expected to materially impair the ability of the Seller to consummate the transactions contemplated hereby.

3.6                               Approvals and Consents.  No consents, authorizations, waivers, filings, registrations or approvals that have not been previously obtained are required in connection with the execution and delivery of this Agreement by Seller, the consummation of the transactions contemplated hereby or the performance by Seller of its obligations hereunder.

3.7                               Information Concerning the Company.  Seller acknowledges that the Company may be in possession of material non-public information about the Company and its subsidiaries not known to Seller and hereby waives any and all claims and causes of action now or hereafter arising against the Company based upon or relating to any alleged non-disclosure of such information and further covenants not to assert any claims against or to sue the Company or any of its directors, officers, employees, partners, agents or affiliates for any loss, damage or liability arising from or relating to its offer and sale of the Seller Shares pursuant to this Agreement arising out of, based upon or in connection with any alleged non-disclosure of such information.  It is understood and agreed that neither the Company nor Seller makes any representation or warranty to the other whatsoever with respect to the business, condition (financial or otherwise), properties, prospects, creditworthiness, status or affairs of the Company or any of its subsidiaries, or with respect to the value of the Seller Shares.

3.8                               No Other Representations or Warranties.  Except for the representations and warranties contained in this Agreement, neither Seller nor any other person on behalf of Seller makes any other express or implied representation or warranty with respect to Seller or any of its affiliates or with respect to any other information provided by or on behalf of Seller.

3.9                               No Brokers or Finders.  Seller has not retained, employed or used any broker or finder that is entitled to any fee or commission from the Company or any of its subsidiaries in connection with the transactions provided for herein or in connection with the negotiation thereof.

ARTICLE IV

CONDITIONS TO THE COMPANY’S OBLIGATIONS

4.1                               Conditions to the Company’s Obligations.  The obligations of the Company under Section 1.2 to purchase the Seller Shares from Seller are subject to fulfillment as of the Closing of each of the following conditions unless waived by the Company in accordance with Section 7.6:

(a)                                 Representations and Warranties.  The representations and warranties of Seller contained in Article III of this Agreement shall be true and correct as of the date of this Agreement and as of the date of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

(b)                                 Performance.  Seller shall have performed and complied in all material respects with all agreements and covenants contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

(c)                                  Delivery of Certificates.  Seller shall have delivered to the Company all of the Company certificate(s) representing the Seller Shares, along with all stock powers, assignments or any other documents, instruments or certificates necessary for a valid transfer of the Seller Shares.

(d)                                 Tender Offer.  The Tender Offer shall have expired and the Company shall have purchased Shares in the Tender Offer in accordance with the terms thereof.

(e)                                  Further Assurances.  No Governmental or Regulatory Entity shall have advised or notified the Company that the consummation of the transactions contemplated hereunder would constitute a violation of any applicable Law, which notification or advice shall not have been withdrawn after the exhaustion of the Company’s good faith efforts to cause such withdrawal.

ARTICLE V

CONDITIONS TO SELLER’S OBLIGATIONS

5.1                               Conditions to Seller’s Obligations.  The obligations of Seller under Section 1.2 to sell the Seller Shares are subject to fulfillment as of the Closing of each of the following conditions unless waived by Seller in accordance with Section 7.6:

(a)                                 Representations and Warranties.  The representations and warranties of the Company contained in Article II of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

(b)                                 Performance.  The Company shall have performed and complied in all material respects with all agreements and covenants contained in this Agreement that are required to be performed or complied with by it on or before the date of the Closing.

(c)                                  Tender Offer.  The Tender Offer shall have expired and the Company shall have purchased Shares in the Tender Offer in accordance with the terms thereof.

(d)                                 Further Assurances.  No Governmental or Regulatory Entity shall have advised or notified Seller that the consummation of the transactions contemplated hereunder would constitute a violation of any Law, which notification or advice shall not have been withdrawn after the exhaustion of Seller’s good faith efforts to cause such withdrawal.

ARTICLE VI

COVENANTS

6.1                               No Purchase of Shares.  From the date of this Agreement until the Closing, subject to earlier termination of this Agreement pursuant to Section 7.1, Seller agrees that it will not, directly or indirectly, purchase any Shares.

6.2                               No Sale of Shares.  Other than pursuant hereto or in the Tender Offer, from the date of this Agreement until the Closing, subject to earlier termination of this Agreement pursuant to Section 7.1, Seller agrees that it will not, directly or indirectly, sell any Shares; provided that the foregoing shall not apply in respect of any Shares or interest therein acquired by Butterfield (as defined below) pursuant to that certain guarantee and pledge agreement, dated June 28, 2013, among Carlyle Financial Services BU, L.P., Seller, and The Bank of N.T. Butterfield & Son Limited (“Butterfield”), in connection with a $95.0 million term loan credit facility letter (the “Term Loan”) entered into by CGFSP Margin Loan L.P. (“CGFSP”) and Butterfield.

6.3                               Most Favored Nation.  The Company represents that no other person has any right to sell Shares to the Company on terms more favorable than the terms set forth herein (including without limitation as to the proportion of Shares to be sold relative to the aggregate Shares owned, pricing, timing, ability to participate in the Tender Offer, or any other term relating to any such sale), and the Company covenants and agrees that during the period from the date of this Agreement until the Closing it shall not enter into any agreement with respect to the sale or potential sale of Shares to the Company containing, or modify (through amendment, waiver or otherwise) any existing agreement to provide for, terms more favorable than the terms set forth herein, unless, in any such case, Seller has been provided with the same such beneficial terms.

ARTICLE VII

MISCELLANEOUS

7.1                               Termination.  This Agreement shall terminate if the purchase of Shares by the Company pursuant to the Tender Offer is not consummated by May 31, 2014 or upon a termination (including expiration) of the Tender Offer pursuant to which the Company did not purchase any Shares.  Upon termination of this Agreement pursuant to this Section 7.1, none of the parties hereto shall have any liability hereunder except to the extent of any damages resulting from a knowing and intentional breach of this Agreement during its term.

7.2                               Expenses.  The Company and Seller shall each bear their own expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby.

7.3                               Further Assurance.  From time to time, at the Company’s request and without further consideration, Seller will execute and deliver to the Company such documents and take such other action as the Company may reasonably request in order to consummate the repurchase of the Seller Shares contemplated hereby.  From time to time, at Seller’s request and without further consideration, the Company will execute and deliver to Seller such documents and take such other action as Seller may reasonably request in order to consummate such repurchase.

7.4                               Specific Performance.  Nothing herein shall be construed to prevent the Company or Seller from enforcing, by legal action or otherwise, the terms of this Agreement.  The Company and Seller hereby declare that it is impossible to measure in money the damages which will accrue to either party or to such party’s successors or permitted assignees by reason of a failure to perform any of the obligations under this Agreement and agree that either party or its successors or permitted assignees shall be entitled to a decree of specific performance of the terms of this Agreement, which right will be in addition to any other remedies available to such party or its successors or permitted assignees.  If the Company or Seller or such party’s successors or permitted assignees institute any action or proceeding to specifically enforce the provisions hereof, any party against whom such action or proceeding is brought hereby waives the claim or defense therein that such party or its successors or permitted assignees has an adequate remedy at law, and such party or its successors or permitted assignees shall not offer in any such action or proceeding the claim or defense that such remedy at law exists.

7.5                               No Third-Party Beneficiaries.  This Agreement is for the sole benefit of the Company and Seller and their respective successors and permitted assignees and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

7.6                               Delays or Omissions.  It is agreed that no delay or omission to exercise any right, power or remedy accruing to either party upon any breach or default of the other party hereto shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.  It is further agreed that any waiver, permit, consent or approval of any kind or character of any breach or default under this Agreement, or any waiver of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in writing, and that all remedies, either under this Agreement, by law or otherwise, shall be cumulative and not alternative.

7.7                               Notices.  All notices and other communications required hereunder shall be in writing and delivered personally, delivered by a recognized next-day courier service or mailed by registered or certified mail.  All such notices and communications shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to the Company, to:

Central Pacific Financial Corp.
220 South King Street, Suite 2200 (Legal Division)
Honolulu, Hawaii 96813
Attention: General Counsel

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067
Attention: Alison S. Ressler

(b)	if to Seller, to

Carlyle Financial Services Harbor, L.P. c/o The Carlyle Group 520 Madison Avenue New York, NY 10022

Attention: John Redett

7.8                               Entire Agreement; Amendments.  This Agreement contains the entire understanding of the parties relating to the subject matter hereof and supersedes all prior agreements and understandings (oral or written) between the parties with respect thereto, other than the Investment Agreement, which remains in effect in accordance with its terms.  This Agreement may be amended only by a written instrument duly signed by the Company and Seller.

7.9                               Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the Company and Seller and their respective successors and permitted assignees.

7.10                        Assignment.  Neither the Company nor Seller shall transfer or assign this Agreement or any of its rights, interests, or obligations hereunder, in whole or in part, whether voluntarily, by operation of law or otherwise, without the prior written approval of the other party.

7.11                        Headings.  The article and section headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of any provision of this Agreement.

7.12                        Severability.  The invalidity of any term or terms of this Agreement will not affect any other term of this Agreement, which will remain in full force and effect.

7.13                        Governing Law. This Agreement shall be construed, performed and enforced in accordance with, and governed by, the laws of the State of Hawaii, without giving effect to the principles of conflicts of laws thereof.

7.14                        Counterparts.  This Agreement may be executed simultaneously in counterparts, both of which shall be deemed an original, but all counterparts so executed will constitute one and the same agreement.

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IN WITNESS WHEREOF, this Agreement has been duly executed on behalf of each of the parties hereto as of the day and year first above written.

CENTRAL PACIFIC FINANCIAL CORP.

By:	/s/ Denis K. Isono
	Name:	Denis K. Isono
	Title:	Executive Vice President & Chief Financial Officer

CARLYLE FINANCIAL SERVICES HARBOR, L.P.

By:	TCG Financial Services, L.P., its general partner

By:	Carlyle Financial Services, Ltd., its general partner

By:	/s/ James F. Burr
	Name:	James F. Burr
	Title:	Managing Director